Wintrust Financial Corporation
Form 10-K, Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

The following table presents the calculation of the ratio of earnings to fixed charges for the last five years.

(Dollars in thousands)		Years ended December 31,
		2012	2011	2010	2009	2008
Income before income taxes	A	$180,132	$128,033	$100,807	$117,504	$30,641

Interest expense:
Interest on deposits		$68,305	$87,938	$123,779	$171,259	$219,437
Interest on other borrowings	C	39,200	56,478	53,492	44,479	50,719

Total interest expense	B	$107,505	$144,416	$177,271	$215,738	$270,156

Ratio of earnings to fixed charges:
Including deposit interest	(A+B) / B	2.68x	1.89x	1.57x	1.54x	1.11x
Excluding deposit interest	(A+C) / C	5.60x	3.27x	2.88x	3.64x	1.60x